Zhengye Biotechnology Holding Limited

January 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Franklin Wyman
Daniel Gordon
Doris Stacey Gama
Joshua Gorsky

Re:	Zhengye Biotechnology Holding Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted December 14, 2023
CIK No. 0001975641

Ladies and Gentlemen:

This letter is in response to the letter dated December 27, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhengye Biotechnology Holding Limited (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (the “Registration Statement”) is being submitted to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1. You state you “have filed with the CSRC the filing documents” and that “except for the Supplementary Material Request issued by the CSRC regarding your planned overseas listing on September 26, 2023” you and the operating entity have not received any inquiry regarding your planned overseas listing from the CSRC or any other PRC governmental authorities. Please update your disclosure to clarify whether you have provided the Supplementary Material Request or otherwise advise.

In response to the Staff’s comments, we revised our disclosure on the cover page of the Registration Statement to provide that the Company submitted supplementary materials to the CSRC on October 16, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating expenses, page 65

2. We acknowledge the information provided in your response to comment 2. Please expand your discussion of operating expenses to describe and quantify the major costs within each expense caption and key factors causing changes in these expenses for each period presented. In particular for research and development expenses, quantify total spending for each research and development project in your collaboration with the Government of Jilin Province PRC, as discussed on pages 98-103.

In response to the Staff’s comments, we revised our disclosure on page 65 of the Registration Statement to describe and quantify the major costs within each expense caption and key factors causing changes in these expenses for each period presented. We also quantified the spending for each research and development project subsidized by the Government of Jilin Province, the PRC, on the same page.

Industry

Analysis of Domestic Top Players’ Pet Vaccine Portfolio, page 80

3. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to include a clear description of the trial structure for project Feline Rhinotracheitis, Feline Rhino conjunctivitis and Feline Panleukopenia Triple Inactivated Vaccine.

In response to the Staff’s comments, we revised our disclosure on page 81 of the Registration Statement to include a description of the trial structure for project Feline Rhinotracheitis, Feline Rhino conjunctivitis and Feline Panleukopenia Triple Inactivated Vaccine.

R&D, page 94

4. We note your response to our prior comment 5. We also note that the memorandum was signed on April 3, 2018. Please clarify if the termination provisions remained the same and if the duration of the agreement was extended. If so, please include the updated duration or otherwise advise.

In response to the Staff’s comments, we revised our disclosure on page 95 of the Registration Statement to provide that the memorandum does not extend the duration of the strategic cooperation framework agreement, nor does it contain any provisions regarding its own duration or termination.

Notes to the Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Research and development expenses, page F-36

5. We acknowledge the information in your response to prior comment 7. Please expand your disclosure to describe and quantify terms governing your funding commitments to these third parties, including the estimated commitment amount and duration of the funding period, as well as terms governing your access to intellectual property developed under these collaborations. Also, explain the basis for your assertion that “no research project agreement should be accounted in accordance with ASC 730-20,” including how these collaborations differ from arrangements described in ASC 730-20-05. Refer us to the technical guidance upon which your relied and revise your disclosure accordingly.

In response to the Staff’s comments, we revised our disclosure on page F-37 of the Registration Statement to provide that the cooperative agreements with third parties do not contain any funding commitments items, and both parties may collectively apply for and jointly own the intellectual property rights derived from the research and development projects, if any. We also explain on the same page that the Company recognized the governmental grants as other income-government subsidy rather than accounting for them in accordance with ASC 730-20.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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